UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              Sono-Tek Corporation
             (Exact name of registrant as specified in its charter)




      New York                                         14-1568099
(State of Incorporation)                         (I.R.S. Employer ID No.)


                 2012 Route 9W, Bldg. 3, Milton, New York 12547
              (Address of Principal Executive Offices) (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $ .01 par value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         The title of the class of stock of the Registrant (the "Company") which are registered is Common Stock, $ .01 par value (the "Common Stock"). The Common Stock was previously registered on Form 8-A filed July 10, 1987, No. 0-16035. This filing is Amendment No. 2 to said Form 8-A.

Common Stock.

         The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote. Such shareholders may not cumulate votes in the election of directors. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock. The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment of liabilities in the event of any liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock have no preemptive rights. There are no conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Certain Statutory Provisions.

         The Company is subject to Section 912 of the New York Business Corporation Law ("Section 912"). Section 912 prohibits a publicly held New York corporation from engaging in any business combination (as defined) with any interested shareholder for a period of five years following the interested shareholder's stock acquisition date unless either the business combination or the purchase of stock is approved by the board of directors prior to the interested shareholder's stock acquisition date. The statute further provides that no business combination may occur at any time between the Company and an interested shareholder except if it is any one of the following: (1) a business combination approved by the board prior to the interested shareholder's acquisition of the stock, or the approval by the board of the interested shareholder's acquisition of the stock prior to purchase of such stock; (2) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose no earlier than five years from the interested shareholder's stock acquisition date; or (3) a transaction that satisfies certain fair price provisions as set forth in the statute.

         For purposes of Section 912 a business combination includes (i) any merger or consolidation of the Company or any subsidiary thereof with an interested shareholder or any other corporation which is, or after such transaction would be an affiliate or associate of such interested shareholder (as defined in Section 912), or (ii) any asset transaction (as specified in Section 912) with such interested shareholder or any affiliate or associate thereof having an aggregate market value equal to ten percent or more of either the aggregate market value of all the assets of the Company or the aggregate market value of the Company's outstanding stock, or an asset transaction representing ten percent or more of the consolidated net income of the Company. An interested shareholder, as defined in Section 912, generally is a person who is the beneficial owner (as defined) of twenty percent or more of the Company's outstanding voting stock.

         The Company is also subject to Section 630 of the New York Business Corporation Law ("Section 630"). Section 630 provides, among other things, that the ten largest shareholders, as determined by the fair value of their beneficial interest as of the beginning of the period during which the unpaid services referred to in Section 630 are performed, of every corporation, no shares of which are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, shall jointly and severally be personally liable for all debts, wages, or salaries (as defined in Section 630) due and owing to any of its laborers, servants or employees other than contractors, for services performed by them for such corporation. Members of the National Association of Securities Dealers are quoting the Company's stock on the OTC Bulletin Board, but they are not obligated to do so and may stop doing so at any time. If the Common Stock of the Company is neither listed on a national securities exchange nor regularly quoted in an over-the-counter market, the ten largest shareholders of the Company would be personally liable in the event the Company fails to pay for the services described above.

Certain Charter and By-Law Provisions.

         Certain provisions of the Company's Certificate of Incorporation ("Charter") and By-Laws may impede changes in majority control of the Board of Directors. The Company's Charter and By-Laws provide that the Board of Directors will be divided into two classes of equal size with directors in each class elected for two-year staggered terms. The Charter and By-Laws further provide that directors may be removed prior to the expiration of their terms only for cause and that such removal requires board action or the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote. A director elected to fill a vacancy, however caused, shall be elected only by vote of the Board to hold office for a term expiring at the next meeting of shareholders at which the election of directors is in the regular order of business and until his successor has been elected and qualified. The Charter provides that shareholders may alter, repeal or amend the Charter provisions with respect to directors only upon the affirmative vote of at least two-thirds of all outstanding shares entitled to vote thereon.

Limitation on Liability Matters.

         The Company has adopted provisions in its Charter that, to the fullest extent provided under New York law, limit the liability of its directors for monetary damages arising from a breach of their fiduciary duties as directors. However, such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, nor does it limit liability if a judgment or other final adjudication adverse to the director establishes that (i) his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or (iii) that his or her acts violated Section 719 of the New York Business Corporation Law.

         Item 2.  Exhibits.

         Exhibit 1 - Registrant's Certificate of Incorporation, as amended, filed as an exhibit to the Registrant's Form 10-K for the year ended February 28, 1994, and hereby incorporated by reference.

         Exhibit 2 - Registrant's By-Laws, as amended, filed as an exhibit, to Amendment No. 1 to the Registrant's Form 8-A.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:    February 23, 1999

                                                   SONO-TEK CORPORATION
                                                        (Registrant)


                                                   By:   /s/ James L. Kehoe
                                                         James L. Kehoe
                                                         Chief Executive Office